EMPEIRIA ACQUISITION CORP.
142 W. 57th Street, 12th Floor
New York, NY 10019

    May 26, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Attn:	John Reynolds
Assistant Director

Re:	Empeiria Acquisition Corp. (the “Registrant”)
Registration Statement on Form S-1
Filed March 4, 2011, as amended
File No. 333-172629

Dear Sir:

Empeiria Acquisition Corp. (the “Company”) respectfully withdraws its current request dated May 25, 2011 for acceleration of the Company’s registration statement on Form S-1.  The Company intends to submit a revised acceleration request at a later date in coordination with the representative of the underwriters.

Very truly yours,

/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer